Exhibit 99.1

GasLog Partners LP Announces 2020 Annual Meeting of Limited Partners

Piraeus, Greece, February 6, 2020 - GasLog Partners LP (“GasLog Partners”) (NYSE: GLOP) announced today that its Board of Directors has called an annual meeting of limited partners to be held in Bermuda on Thursday, May 14, 2020.

Unitholders of record at the close of business on Monday March 16, 2020 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and GasLog Partners’ proxy statement will be sent to unitholders of GasLog Partners in due course.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Contacts:

Philip Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com